UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   GRANT, WILLIAM R.
   200 EAST 66TH ST.
   APT. B-706

   NEW YORK, NY  10021
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
   02/13/98
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                                                                     1,600          D  Direct
Common Stock                                                                                     3,000          I  by Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Director Non-Qualified Stock   $18.3750        05/13/97       A         6,000                             (1)          05/13/07
Option (right to buy)
Director Non-Qualified Stock   $18.8750                                                                                05/15/05
Option (right to buy)
Director Non-Qualified Stock   $23.7500                                                                                05/14/06
Option (right to buy)
Director Non-Qualified Stock   $25.5000                                                                                06/01/04
Option (right to buy)
Director Non-Qualified Stock   $26.3750                                                                                05/11/03
Option (right to buy)
Phantom Stock Units (2)                        01/23/97       A         135
Phantom Stock Units (2)                        02/03/97       A         45
Phantom Stock Units (2)                        03/07/97       A         52
Phantom Stock Units (2)                        05/12/97       A         59
Phantom Stock Units (2)                        05/13/97       A         762
Phantom Stock Units (2)                        06/09/97       A         55
Phantom Stock Units (2)                        07/14/97       A         55
Phantom Stock Units (2)                        07/15/97       A         55
Phantom Stock Units (2)                        11/04/97       A         545
Phantom Stock Units (2)                        12/12/97       A         45
Phantom Stock Units (2)                        12/16/97       A         45
Phantom Stock Units (2)                        12/17/97       A         45

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Director Non-Qualified Stock   05/13/97  Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Phantom Stock Units (2)        01/23/97  Common Stock                   135           $22.4630                  D   Direct
Phantom Stock Units (2)        02/03/97  Common Stock                   45            $22.0440                  D   Direct
Phantom Stock Units (2)        03/07/97  Common Stock                   52            $19.3630                  D   Direct
Phantom Stock Units (2)        05/12/97  Common Stock                   59            $16.9625                  D   Direct
Phantom Stock Units (2)        05/13/97  Common Stock                   762           $17.0813                  D   Direct
Phantom Stock Units (2)        06/09/97  Common Stock                   55            $18.0688                  D   Direct
Phantom Stock Units (2)        07/14/97  Common Stock                   55            $18.1906                  D   Direct
Phantom Stock Units (2)        07/15/97  Common Stock                   55            $18.2281                  D   Direct
Phantom Stock Units (2)        11/04/97  Common Stock                   545           $25.7031                  D   Direct
Phantom Stock Units (2)        12/12/97  Common Stock                   45            $22.3781                  D   Direct
Phantom Stock Units (2)        12/16/97  Common Stock                   45            $22.1875                  D   Direct
Phantom Stock Units (2)        12/17/97  Common Stock                   45            $22.0688    23,811        D   Direct

Explanation of Responses:

(1)
The option, which represents a right to buy, vests in five equal annual installments beginning one year from date of grant.
(2)
1-for-1

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez/POA
    For: William R. Grant
DATE